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                     June 17, 2024

       Michael Sherrick
       Executive Vice President and Chief Financial Officer
       Information Services Group, Inc.
       2187 Atlantic Street
       Stamford, CT 06902

                                                        Re: Information
Services Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-33287

       Dear Michael Sherrick:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services